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                                    EXHIBIT 2

                    LIMITED RECOURSE PROMISSORY NOTE SECURED
                           BY STOCK PLEDGED AGREEMENT


$180,000                        Clearwater, Florida            November 28, 1997


         FOR VALUABLE CONSIDERATION, the receipt and adequacy of which are hereby acknowledged, JURGEN EPPLE and MICHAEL EDWARDS (collectively, "Makers"), jointly and severally promise to pay to GERALD D. ELLENBURG and KRISTIN MARY TOMCZAK (collectively, "Payees"), or order, at 1520 Gulf Boulevard, Suite 1406, Clearwater, Florida 33767, or at such other address as Payees may, from time to time, designate, the sum of One Hundred Eighty Thousand Dollars ($180,000) with interest on the unpaid balance outstanding from time to time, subject to the provisions of Paragraph 2, at the rate described below.

         1.       Definitions.

                  a.       Funding Date. The "Funding Date" shall be December 1,
                           1997.

                  b. Maturity Date. The "Maturity Date" shall be November 30, 2002.

                  c. Payees. As used herein, the term "Payees" shall include the herein named Payees and all of said Payees' heirs, successors and assigns and shall mean the person(s) and/or entity(ies) holding the Payees' interest in this Note at any time.

         2. Interest Rate. Commencing with the Funding Date and continuing until fully paid, the unpaid principal balance of this Note shall bear interest at the rate of twelve percent (12%) per annum. Interest not paid when due shall be added to principal on its due date, without notice to Makers, and without any grace period, and shall thereafter bear interest.

         3.       Payments.

                  a. Annual Interest Payments. Payments of interest then accrued shall be due on each anniversary of the Funding Date commencing with December 1, 1998. Any such installment of interest not paid when due shall be added to principal and thereupon bear interest.

                  b. Proceeds of Sale of Radius Stock. Upon Makers' sale or transfer of all or any portion of their stock in Radius, Inc., a California corporation, or any interest therein, or any rights thereto, including but not limited to any proceeds of any sale of any call option with respect thereto (collectively, a "Sale"), Makers shall cause the entire net proceeds of such Sale (up to the total amount of then accrued but unpaid interest and principal owed upon this Note) to be paid to Payee and Payee shall apply same, upon receipt, (i) first to any cost or expense



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incurred by Payees in collecting same from Makers (including but not limited to any attorneys fees or other costs incurred in enforcing Payees' rights hereunder, (ii) then to past-due, accrued but unpaid interest, (iii) then to the interest accrued but unpaid since the last regularly scheduled payment date pursuant to Paragraph 2 above, and (iv) then to principal. As used herein, the "net proceeds" of a Sale means all proceeds of such Sale reduced only by all direct selling expenses incurred and paid, at the time of the closing of such Sale, to persons or entities not related to, or affiliated with, Makers or either of them, directly or indirectly, including but not limited to brokerage commissions and registration expenses.

                  c. Payment from Finders' Fees. Upon Makers' receipt of the finders' fees with respect to the purchase of Radius, Inc. stock by Payees and/or by Norton S. Karno as Trustee of the Stephanie Lynn Karno Adult Trust #2, and/or by Norton S. Karno as Trustee of the Valerie Ann Karno Adult Trust #2, and/or by Norton S. Karno as Trustee of the Mitchell Perry Karno Adult Trust #2, becoming due and payable one year after the Funding Date or thereafter, to Makers or to any entity affiliated with Makers or either of them, including but not limited to Matrix Capital, or to any assignee or successor in interest of Makers or any entity affiliated with Makers or either of them, including but not limited to Matrix Capital, Makers shall concurrently pay an amount equal to such finders' fees then paid to Payees (up to the total amount of then accrued but unpaid interest and principal owed upon this Note), and Payees shall apply such payment (i) first to any cost or expense incurred by Payees in collecting same from Makers (including but not limited to any attorneys fees or other costs incurred in enforcing Payees' rights hereunder), (ii) then to past-due, accrued but unpaid interest, (iii) then to the interest accrued but unpaid since the last regularly scheduled payment date pursuant to Paragraph 2 above, and (iv) then to principal.

                  d. Payment Upon Appreciation in Value. Makers agree to pay the entire unpaid balance hereof, together with all then accrued but unpaid interest thereon at any time that 100,000 shares of Radius, Inc. Stock could have been sold for $1.80 or more per share, as evidenced by the actual daily trading volume of Radius, Inc. shares at or above $1.80 per share. The actual daily trading volume conclusively constituting such evidence shall be any five consecutive trading sessions. Such payment shall be made within four weeks after demand therefor by Payees; Payees agree to escrow Radius, Inc.'s shares pledged pursuant to the Stock Pledge Agreement described in paragraph 5 below with a transfer agent, broker or escrow agent to facilitate Makers' Sale or margin transaction with respect to such shares required to make such payment on terms reasonably satisfactory to Payees and which assure that the security interest of Payees in said shares is preserved.

                  e. Final Principal Payment. On the Maturity Date, Makers shall pay Payees the entire unpaid principal balance hereof, together with all then accrued but unpaid interest thereon.

         4. Prepayment. Makers may prepay the indebtedness evidenced hereby, in whole or in part, at any time.



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         5.       Security. This Note is secured by a first priority Stock
Pledge Agreement executed by Makers pledging all of their stock of Radius, Inc. (referred to herein as the "Stock Pledge Agreement").

         6.       Events of Default and Remedies.

                  a. Any one of the following occurrences shall constitute an "Event of Default" under this Note:

                           i.       Makers' failure to pay any installment of

         interest, principal or interest and principal on the date due of such payment;

                           ii. Makers' breach of any of their other covenants and agreements hereunder; or

                           iii. The occurrence of any Event of Default or material breach under the Stock Pledge Agreement.

                  b. Upon the occurrence of any Event of Default under this Note:

                           i. The entire unpaid principal balance, any accrued but unpaid interest and all other amounts owing under this Note and all other sums owing under the Stock Pledge Agreement shall, at the option of Payees of this Note and without notice or demand of any kind to Makers or any other person, immediately become due and payable; and

                           ii. Payees shall have and may exercise any and all rights and remedies available at law or in equity and also any and all rights and remedies provided in the Stock Pledge Agreement.

                  The remedies of Payees, as provided in this Note and in the Stock Pledge Agreement, shall be cumulative and concurrent and may be exercised singularly, successively or together, at the sole discretion of Payees, and may be exercised as often as occasion therefor shall arise. No act or omission or commission of Payees, including specifically any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of any right, remedy or recourse, such waiver or release to be effected only through a written document executed by Payees. A waiver or release with reference to any one event shall not be construed as continuing, as a bar to, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event.

         7. Legal Limits. All agreements between Makers and Payees are hereby expressly limited so that in no event whatsoever, whether by reason of deferment in accordance with this Note or under any agreement or by virtue of acceleration or maturity of the indebtedness evidenced hereby, or otherwise, shall the amount paid or agreed to be paid to the Payees hereof, for the loan, use, forbearance, or detention of the money to be loaned under this Note or to compensate Payees for damages to be suffered by reason of a late payment or default under this


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Note exceed the maximum permissible under applicable law. If, for any circumstances whatsoever, fulfillment of any provisions of this Note or any provision in the Stock Pledge Agreement at the time the performance of such provision shall be due, shall involve exceeding the limit of validity prescribed by law, ipso facto, the obligations to be fulfilled shall be reduced to the limit of such validity. This provision shall never be superseded or waived and shall control every other provision of all agreements among Makers and Payees.

         8. Limited Recourse. Makers shall be personally liable for the principal balance hereof only to the extent the sums recovered by Payees pursuant to the Stock Pledge Agreement and any foreclosure thereunder is less than the sum of (a) Ninety Thousand Dollars ($90,000) and all accrued but unpaid interest then owed hereunder. By way of example, in the event Makers default hereunder, if Payees realize, pursuant to a foreclosure sale of all of Makers' stock in Radius, Inc. under the Stock Pledge Agreement, net of the foreclosure costs (including attorneys fees pursuant to paragraph 9 below), the sum of One Hundred Twenty Thousand Dollars ($120,000), and if at the date of such foreclosure sale, there is accrued but unpaid interest of Twenty-Two Thousand Dollars ($22,000) owed upon this Note, then Makers shall have no further obligation or indebtedness to Payees. By way of further example, if Payees realize, pursuant to a foreclosure sale of all of Makers' stock in Radius, Inc. under the Stock Pledge Agreement, net of the foreclosure costs, the sum of One Hundred Thousand Dollars ($100,000), and if at the date of such foreclosure sale, there is accrued but unpaid interest of Twenty-Two Thousand Dollars ($22,000) owed upon this Note, then such proceeds would be applied first to the accrued interest, and the remainder ($78,000) to principal and Makers would remain personally liable to Payees for Twelve Thousand Dollars ($12,000).

         9. Attorneys' Fees. Should an Event of Default occur under this Note, Makers agree to pay a reasonable sum to Payee for attorneys' fees incurred in collecting the sums due hereunder and enforcing the rights and remedies of Payee under this Note and under the Stock Pledge Agreement. If any action is brought to enforce or interpret the provisions of this Note, the prevailing party shall be entitled to a reasonable sum for attorneys' fees.

         10. Governing Law and Severability. This Note and the Stock Pledge Agreement are made pursuant to and shall be construed and governed by the laws of the State of Florida (which is the state in which Makers maintain their principal residence) and all rules and regulations promulgated thereunder. If any provision of this Note or of the Stock Pledge Agreement is construed or interpreted by a court of competent jurisdiction to be void, invalid or unenforceable, such decision shall affect only those provisions so construed or interpreted and shall not affect the remaining provisions of this Note or of the Stock Pledge Agreement.

         11.      Time of Essence. Time is of the essence of this Note.

         12. Payment Without Offset. Principal and interest shall be paid without deduction or offset in lawful money of the United States of America.

         13. Notices. Any notice, report or writing required or permitted to be given hereunder shall be in writing and shall be served by delivering the same personally either to the other party, or by depositing the notice, contained in a sealed envelope, postage prepaid, in any mailbox


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maintained by the United States Postal System for the purpose of depositing mail into said System, as registered or certified mail, with return receipt requested or by Express Mail, certified with return receipt requested. Any and all such notices shall be delivered to the parties at their respective addresses specified in this paragraph. Any such notice deposited in the mail shall be conclusively deemed delivered to and received by the addressee three (3)
business days after the deposit in the mail as first class mail, or one (1) business day after deposit in the mail as Express Mail, if all of the foregoing conditions of notice shall have been satisfied and if such notice shall at the time of mailing have been contained in an envelope addressed as follows:

         To Payee:    Gerald D. Ellenburg and Kristin Mary Tomczak
                      1520 Gulf Boulevard, Suite 1406
                      Clearwater, Florida 33767

         To Makers:   Jurgen Epple and Michael Edwards
                      423 Cleveland Street, #6
                      Clearwater, Florida 33755

Any party hereto may change its address for the purposes of this paragraph by giving such other party notice, as provided for herein, of the new address.

         14. Assignment. Payees may assign all or any portion of their rights, title or interest in this Note to any person, firm, corporation, partnership or other entity without the consent of Makers.

         15. Waiver. Makers, each for himself, and his successors, transferees and assigns and al guarantors, endorsers and signers, hereby waive all valuation and appraisement privilege, presentment and demand for payment, protest, notice of protest and nonpayment, dishonor and notice of dishonor, bringing of suit, lack of diligence or delays in collection or enforcement of this Note and notice of the intention to accelerate, the release of any party liable and the release of any security for the debt, the taking of any additional security and any other indulgence or forbearance. Subject to the provisions of Paragraph 8, Makers and their guarantors, successors, transferees and assigns shall be jointly and severally, directly and primarily liable for the amount of all sums owing and to be owed hereon, and each agrees that this Note and any and all payments coming due hereunder may be extended or renewed from time to time without in any way affecting or diminishing his liability under this Note.

         16. Headings. The subject headings or titles of paragraphs of this Note are included for purposes of convenience and reference only and shall not affect the construction or interpretation of any of its provisions.

         17. Waiver of Jury Trial. MAKERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED UPON THIS NOTE AND ANY OTHER AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE


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OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF MAKERS OR
PAYEES.

         18. Entire Agreement. This Note sets forth the entire agreement of the Makers with respect to the subject matter hereof and may be modified or amended only by a written instrument executed by Makers and Payees.

MAKERS:

                                            /s/ Jurgen Epple
                                            ---------------------------------
                                            Jurgen Epple



                                            /s/ Michael Edwards
                                            ---------------------------------
                                            Michael Edwards


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